February 4,
2000

       VALUATION OF CROWN JEWEL INVESTMENT UNDER REVIEW;
     CROWN RESOURCES ADOPTS CHANGE IN ACCOUNTING PRINCIPLE Denver, Colorado: Crown Resources Corporation announced that it will undertake a review of its carrying value and reserve status for the Crown Jewel project following the decision of its partner, Battle Mountain Gold Company, to write off its entire investment in the Crown Jewel project and reclassify Crown Jewel proven and probable reserves to additional gold mineralization. Battle Mountain's decision was prompted by an unfavorable permit ruling by Washington state's Pollution Control Hearings Board concerning water issues.

Crown presently holds 100% ownership in the Crown Jewel deposit.
Battle Mountain can earn a 54% interest in the project by providing 100% of the funding, without any repayment from Crown, to place the property into production at a minimum rate of 3,000 tons per day.

Crown is studying whether or not it is appropriate for it to write down any or all of its $14 million investment in the property. Crown's basis in the property, and its future funding obligation differ materially from Battle Mountain's basis and
future funding obligations under the joint venture.    Crown
expects to complete this analysis by the end of March 2000.

Crown Resources Corporation also announced that it has adopted a change in Accounting Principle to a preferable method of expensing all exploration costs. The Company will record a one-time cumulative effect write-off of prior capitalized exploration expenditures effective as of the beginning of the 1999 fiscal year. This cumulative effect will be recorded by a charge to current year earnings of approximately $8.5 million for the non-cash write-down of its exploration properties, including those held by its 57%-owned subsidiary Solitario Resources Corporation.

Crown is a U.S. domiciled gold exploration company with properties in the U.S. and Mexico and a 57%-equity interest in Solitario Resources Corporation (SLR-Toronto Stock Exchange). Crown is traded on the NASDAQ National Market System under the trading symbol CRRS and the Toronto Stock Exchange under the symbol CRO.

FOR MORE INFORMATION, CONTACT:

Christopher E. Herald  - (303) 534-1030
Debbie W. Mino       - (800) 229-6827
E-mail:            dwmino@compassnet.com




The information set forth above includes "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and is subject to the safe harbor created by those sections. Factors that could cause results to differ materially from those projected in the forward-looking statements include, but are not limited to, the timing of receipt of necessary governmental permits, the results of judicial proceedings, the market price of gold, results of current exploration activities and other risk.0